UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: October 22, 2008
Commission File Number: 001-33328
XINHUA FINANCE MEDIA LIMITED
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

XINHUA FINANCE MEDIA LIMITED
FORM 6-K

Page

Signature	3
Exhibit 99.1 - Press Release	4

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: October 22, 2008

3

Exhibit 99.1
For immediate release
Funds Managed by Patriarch Partners increase investment in XFMedia
XFMedia to use extra funding to build sports and TV broadcasting business in China
BEIJING, October 22, 2008 — XFMedia (NASDAQ: XFML), a leading media group in China, announced today that it has entered into a secured convertible loan facility for up to $80 million with affiliates of Patriarch Partners LLC (“Patriarch”), a global investment firm based in New York and currently the second largest shareholder of XFMedia.
Ms. Fredy Bush, CEO and Chairman of XFMedia, said the funds will be used to finance XFMedia’s expansion in its broadcast business, with a focus on sports. The money will be drawn down only as needed, and will be used to pay for the already identified acquisitions as they are brought in.
“We are very fortunate to be able to secure a facility for up to $80 million from our long-term seed investor Patriarch. This will allow us to continue pursuing our vision and taking advantage of the opportunities we are seeing in China,” said Ms. Bush.
“The broadcast area in China, and particularly sports, is a high margin business with significant growth potential. We are in a unique position to take advantage of that,” Ms. Bush added. “We are delighted that Patriarch shares our vision and provides its continued support. The increased investment as well as its higher-than-market conversion price is a vote of confidence in both the fundamentals and future prospects of our Company.”
Lynn Tilton, CEO of Patriarch said, “As a major shareholder of XFMedia, we are impressed with the fundamentals of the company and the consistent growth in earnings since last year’s initial public offering. We believe the acquisitions and opportunities that management has identified will foster continued growth. We are especially excited about the new sports based strategy that we believe creates great synergistic potential for the entire platform and which we hope will be inelastic to the current economic turmoil.”

The facility is for a term of four years, and is secured by a pledge of certain television assets of XFMedia. Amounts outstanding are convertible into XFMedia shares after one year at a conversion price of $2.24 per American Depository Share (“ADS”) which represents a 100% premium to Monday’s closing price of $1.21 per ADS. The conversion price will be increased to $2.74 per ADS after the second year, and to $3.24 per ADS after the third year that the facility is outstanding.
End

For more information:
Media Contact
Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
About Patriarch Partners LLC
Patriarch Partners LLC is a global investment firm based in New York that manages funds with over $6 billion of equity and secured loan assets, including equity investments in 65 companies and controlling interests in approximately two-thirds of these. For more information, please visit www.patriarchpartners.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XFMedia undertakes no duty to update such information, except as required under applicable law.